Dynamic Enviro, Inc.

9100 Kiln Waveland Cutoff Road

Waveland, Mississippi 39520

(228) 231-1187

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Craig E. Slivka, Special Counsel/ Pamela A. Long, Assistant Director (Office of Manufacturing and Construction)

August 5, 2016

Re:	Dynamic Enviro, Inc. (referred to herein as “we”, “our” or “us or Dynamic Enviro)

Registration Statement filed on Form S-1; Amendment No. 4

File No. 333-212030

Dear Mr. Slivka and Ms. Long:

Please be advised that we are filing Amendment Number 4 to disclose the following at page 41:

Related Parties

Emerging Markets Consulting, LLC

Emerging Markets Consulting, LLC is a related party because it individually owns more than 5% of our common stock, as reflected in the table at page 39 (table titled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters"). On April 30, 2015, we sold 7,400,000 restricted common stock shares to Emerging Markets Consulting at $0.0034 per share for an aggregate investment of $2,500, which is not deemed a related party transaction because the amount of such transaction does not exceed $120,000.

Rainmaker Group Consulting, LLC

Emerging Markets Consulting, LLC is a related party because it individually owns more than 5% of our common stock, as reflected in the table at page 39 (table titled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters"). On April 30, 2015, we sold 7,400,000 restricted common stock shares to Rainmaker Group Consulting, LLC at $0.0034 per share for an aggregate investment of $2,500, which is not deemed a related party transaction because the amount of such transaction does not exceed $120,000.

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Dynamic Enviro, Inc.

By:	/s/ Brant Cochran
Brant Cochran, Chief Executive Officer